EXHIBIT 99.1

NewsRelease

TransCanada Files 2014 Annual Disclosure Documents

Calgary, Alberta– February 13, 2015 – TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) has today filed with Canadian securities authorities:

•	Audited Consolidated Financial Statements for the year ended December 31, 2014 with related Management’s Discussion and Analysis (Annual Report);

•	Annual Information Form for the year ended December 31, 2014; and

•	By-law Number 1 of TransCanada Corporation, approved February 13, 2015.

In addition, TransCanada filed its Form 40-F with the United States Securities and Exchange Commission for the year ended December 31, 2014.

TransCanada's Board of Directors also approved further amendments to By-law Number 1 today, removing the maximum notice period to submit a notice of director nominations to TransCanada, in accordance with the most recent recommended guidelines for advance notice provisions. The amendments to By-law Number 1 are effective immediately and shareholders will be asked to ratify and confirm the amendments at the next meeting of shareholders, as required by the Canada Business Corporations Act.

Copies of the filed documents are available at sedar.com, sec.gov (for the Form 40-F) and in the Investor Centre section of the company website at www.transcanada.com. Shareholders may request a paper copy of the audited Consolidated Financial Statements free of charge by calling the company at 1.800.661.3805.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

TransCanada Media Enquiries:
Shawn Howard/ Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911 or 800.361.6522